Flame Acquisition Corp.

700 Milam Street, Suite 3300

Houston, TX 77002

February 9, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F. Street, N.E.

Washington, DC 20549

Attention:	John Hodgin Lily Dang Jenifer Gallagher Anuja A. Majmudar Kevin Dougherty

Re:	Flame Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed January 23, 2023
File No. 001-40111

Ladies and Gentlemen:

Pursuant to a discussion with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission on February 8, 2023, Flame Acquisition Corp. (the “Company”) is hereby responding to the comments provided by the Staff telephonically on February 8, 2023 to the above referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). In connection with this letter, the Company is planning to file a Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”) on February 10, 2023. For ease of reference, we have set forth the Staff’s comment and the Company’s response for the item below.

Preliminary Proxy Statement on Schedule 14A filed January 23, 2023

General

1.

In a teleconference held on February 8, 2023, the Staff requested that the Company provide additional disclosure to the Preliminary Proxy Statement regarding the investment of the funds held in the trust account and treatment of special purpose acquisition companies, such as the Company, under the Investment Company Act of 1940, as amended.

Response: The Company acknowledges the Staff’s comment and has added relevant disclosure on page 3 of the Definitive Proxy Statement. The excerpted disclosure is included below.

RISK FACTORS

You should consider carefully all of the risks described in our Business Combination Proxy Statement, first filed with the SEC on November 10, 2022, our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on April 4, 2022, and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 filed with the SEC on November 14, 2022, and in the other reports we file with the SEC before making a decision to vote on the proposals described in this proxy statement or to invest in our securities. Furthermore, if any of the following events occur, our business, financial condition and operating results may be materially adversely affected or we could face liquidation. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. The risks and uncertainties described in the aforementioned filings and below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business, financial condition and operating results or result in our liquidation.

If we are deemed to be an investment company for purposes of the Investment Company Act, we would be required to institute burdensome compliance requirements and our activities would be severely restricted and, as a result, we may fail to satisfy a condition in the Business Combination Agreement and may be required to wind up, redeem and liquidate.

On March 30, 2022, the SEC issued a rule proposal that discussed, among other things, circumstances in which special purpose acquisition companies (the “SPAC Rule Proposal”) could potentially be subject to the Investment Company Act of 1940, as amended, and the regulations thereunder (collectively, the “Investment Company Act”). The SPAC Rule Proposal includes a proposed safe harbor for such companies from the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act if a special purpose acquisition company satisfies certain criteria, including a limited time period to announce and complete a de-SPAC transaction. Specifically, to comply with the proposed safe harbor, the SPAC Rule Proposal would require a company to file a Current Report on Form 8-K announcing that it has entered into an agreement with a target company for an initial business combination no later than 18 months after the effective date of its registration statement for its initial public offering (the “IPO Registration Statement”). To avail itself of the safe harbor in the SPAC Rule Proposal, a company would then be required to complete its initial business combination no later than 24 months after the effective date of its IPO Registration Statement.

We completed our IPO in February 2021 and have operated as a blank check company searching for a target business with which to consummate an initial business combination since such time until our announcement regarding our proposed Business Combination on November 2, 2022. It is possible that a claim could be made that we have been operating as an unregistered investment company.

We do not believe that our principal activities will subject us to regulation as an investment company under the Investment Company Act. However, if we are deemed to be an investment company and subject to compliance with and regulation under the Investment Company Act, our activities would be severely restricted and we would be subject to additional regulatory burdens and expenses for which we have not allotted funds. In addition, unless we were able to modify our activities so that we would not be deemed an investment company, we may fail to satisfy a condition in the Merger Agreement, which could result in the termination of the Merger Agreement. After any such termination, we may instead be required to wind up, redeem and liquidate. If we are required to liquidate, our stockholders will miss the opportunity to benefit from an investment in a target company and the potential appreciation in value of such investment through our proposed Business Combination. Additionally, if we are required to liquidate, there will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless in the event of our winding up.

To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, we expect to, prior to the end of the 24-month period after the effective date of our IPO Registration Statement, instruct the trustee to transfer the securities held in the trust account and instead to hold the funds in the trust account in cash (which may include an interest bearing demand deposit account at a national bank) until the earlier of the consummation of a business combination or our liquidation. As a result, following sale of securities in the trust account, if any, we would likely receive minimal interest, if any, on the funds held in the trust account, which could reduce the dollar amount the public stockholders would receive upon any redemption or liquidation of the Company.

The funds in the trust account have, since our IPO, been held only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. While the funds in the trust account continue to be invested in such instruments, to mitigate the risk of us being deemed to be an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) and thus subject to regulation under the Investment Company Act, we expect to, prior to the 24-month anniversary of the effective date of the IPO Registration Statement (February 24, 2023), instruct the trustee with respect to the trust account to transfer the U.S. government treasury obligations or money market funds held in the trust account and thereafter, to hold all funds in the trust account in cash (which may include an interest bearing demand deposit account at a national bank) until the earlier of consummation of a business combination or liquidation of the Company. Following any such sale of the securities held in the trust account, we would likely receive minimal interest, if any, on the funds held in the trust account. However, interest previously earned on the funds held in the Trust Account still may be released to us to pay our taxes, if any, and certain other expenses as permitted. As a result, any decision to transfer the securities held in the trust account and thereafter to hold all funds in the trust account in cash (which may include an interest bearing demand deposit account at a national bank) could reduce the dollar amount the public stockholders would receive upon any redemption or liquidation of the Company.

In addition, even prior to the 24-month anniversary of the effective date of the IPO Registration Statement, we may be deemed to be an investment company. The longer that the funds in the trust account are held in short-term U.S. government treasury obligations or in money market funds invested exclusively in such securities, even prior to the 24-month anniversary, the greater the risk that we may be considered an unregistered investment company under Section 3(a)(1)(A) of the Investment Company Act, in which case we may be required to liquidate the Company. If we are required to liquidate, our stockholders will miss the opportunity to benefit from an investment in a target company and the potential appreciation in value of such investment through a business combination. Additionally, if we are required to liquidate, there will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless in the event of our winding up. The risk of being deemed subject to the Investment Company Act may increase the longer the Company holds securities (i.e., the longer past two years the securities are held), and also may increase to the extent the funds in the trust account are not held in cash (which may include an interest bearing demand deposit account at a national bank). Accordingly, we expect to, prior to the 24-month anniversary of the effective date of the IPO Registration Statement, instruct the trustee with respect to the trust account to transfer the securities held in the trust account and instead hold all funds in the trust account in cash (which may include an interest bearing demand deposit account at a national bank), which could further reduce the dollar amount the public stockholders would receive upon any redemption or liquidation of the Company.

* * * *

Please direct any questions or comments regarding this correspondence to our counsel, Ryan J. Maierson of Latham & Watkins LLP, at (713) 546-7420.

Sincerely,

FLAME ACQUISITION CORP.

/s/ Gregory Patrinely
Gregory Patrinely
Chief Financial Officer

cc:	James C. Flores, Flame Acquisition Corp.

Ryan J. Maierson, Latham & Watkins LLP